July 19, 2007

Marcos Galperin
Chief Executive Officer
Mercadolibre, Inc.
Tronador 4890, 8th Floor
Buenos Aires, C1430DNN
Argentina

Re: **Mercadolibre, Inc.**
       Amendment 1 to Registration Statement on Form S-1
       Filed July 13, 2007
       File No. 333-142880

Dear Mr. Galperin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 36

1.   Please tell us your factual basis for including the issuance of shares upon the exercise of warrants at the completion of your offering in your capitalization table. In this regard, please clarify what commitment is in place by the warrant holders to exercise these instruments at the completion of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   We have reviewed the information supplementally provided to us in your
        response to comment 4. Please expand your MD&A to include a discussion of
        the assumptions and methodologies used in determining fair value for the
        issuances disclosed to us. In addition, please provide a robust discussion
        explaining the factors and assumptions made to support the significant increase in
        the fair value of your common stock of $9.64 in October 2006 to the initial public
        offering price of $17.00. Lastly, please disclose that your valuations were
        prepared internally and why management chose not to obtain a contemporaneous
        valuation by an unrelated valuation specialist.

3.   We also note your representation that given the limited number of grants, you
        believe any difference in compensation expense would not be material for 2006.
        Please clarify if this also applies to the quarter ended March 31, 2007. Lastly,
        quantify for us how you determined these amounts would be immaterial.

Note 2 – Change in Accounting Principle, page F-35

4.   As previously requested in our prior comment 3, please disclose the assumptions
        made in determining the value attributed to your warrant liability for each period.

* * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,

pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief

cc: Edward W. Elmore, Jr. (*via facsimile*)
        Hunton & Williams LLP